UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

OI S.A. – In Judicial Reorganization

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

670851500**

(CUSIP)

A.J. Silber

Brookfield Asset Management Inc.

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, address and telephone number of person authorized to receive notices and communications)

Copy to:

Richard J. Cooper, Esq.

Jorge U. Juantorena, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, NY 10006

(212) 225-2000

August 16, 2018

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

**	The CUSIP number is for the American Depositary Shares relating to the common shares. No CUSIP number exists for the underlying common shares, because such shares are not traded in the United States.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Asset Management Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 American Depositary Shares (“ADSs”).
(2)

Based on 2,150,302,669 common shares, without par value (“Common Shares”) issued and outstanding as of August 28, 2018, as reported on Oi S.A.’s ( the “Issuer”) Form F-1 filed with the Securities and Exchange Commission (the “SEC”) on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Partners Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS PF Fund Limited Partnership
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Credit Opportunities Master Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF, WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Credit Opportunities Co-Invest (B), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS OC 538 Offshore Fund, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON PN

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Credit Opportunities Fund GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS Brookfield Capital Partners (Bermuda) Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS OC 538 GP, Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

CUSIP No. 670851500

1.	NAMES OF REPORTING PERSONS 2518154 Ontario Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER: 0
	8.	SHARED VOTING POWER: 123,396,285 (1)
	9.	SOLE DISPOSITIVE POWER: 0
	10.	SHARED DISPOSITIVE POWER: 123,396,285

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 123,396,285
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.7% (2)
14.	TYPE OF REPORTING PERSON CO

(1)	All of which are held in the form of 24,679,257 ADSs.
(2)	Based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

ITEM 1. Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common shares, without par value (the “Common Shares”), of Oi S.A. – In Judicial Reorganization, a Brazilian corporation (the “Issuer”). The address of the principal executive offices of the Issuer is Rua Humberto de Campos, No. 425, 8th floor – Leblon, 22430-190 Rio de Janeiro, RJ, Federative Republic of Brazil.

ITEM 2. Identity and Background.

(a) This Schedule 13D is being filed by each of the following persons (each, a “Reporting Person” and, collectively, the “Reporting Persons”):

(i)	Brookfield Asset Management Inc. (“BAM”), a corporation incorporated under the laws of the Province of Ontario;

(ii)

Partners Limited (“Partners”), a corporation formed under the laws of the Province of Ontario, that holds 85,120 Class B limited voting shares of Brookfield, representing 100% of such shares, and 867,495 Class A limited voting shares of Brookfield, representing approximately 0.1% of such shares;

(iii)	PF Fund Limited Partnership (“PF Fund”), a limited partnership under the laws of the Province of Ontario, with Ontario (as defined below) as its general partner;

(iv)	Brookfield Credit Opportunities Master Fund, L.P. (the “BCOMF”), a limited partnership formed under the laws of the Cayman Islands, with BCOF GP (as defined below) as its general partner;

(v)

Brookfield Credit Opportunities Co-Invest (B), L.P. (“BCO Co-Invest (B)”), a limited partnership formed under the laws of the Cayman Islands, with BCP Bermuda (as defined below) as its general partner;

(vi)

OC 538 Offshore Fund, L.P. (“OC 538 Offshore”), a limited partnership formed under the laws of the Cayman Islands (together with PF Fund, BCOMF and BCO Co-Invest (B), the “Funds”), with OC GP (as defined below) as its general partner;

(vii)

Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC (“BAM PIC Adviser”), a limited liability corporation formed under the laws of Delaware, indirectly wholly owned by BAM, and the investment manager of BCOMF, BCO Co-Invest (B) and OC 538 Offshore;

(viii)	Brookfield Credit Opportunities Fund GP, LLC (“BCOF GP”), a limited liability corporation formed under the laws of Delaware, the general partner of BCOMF, and indirectly wholly owned by BAM;

(ix)	Brookfield Capital Partners (Bermuda) Ltd. (“BCP Bermuda”), a limited company formed under the laws of Bermuda, the general partner of BCO Co-Invest (B), and indirectly wholly owned by BAM;

(x)	OC 538 GP, Ltd. (“OC GP”), a limited company formed under the laws of the Cayman Islands, the general partner of OC 538 Offshore, and indirectly wholly owned by BAM; and

(xi)	2518154 Ontario Limited (“Ontario”), a corporation formed under the laws of the Province of Ontario, the general partner of PF Fund, and indirectly wholly owned by BAM.

Schedules I, II, III, IV, V, VI and VII hereto, set forth a list of all the directors and executive officers or persons holding equivalent positions of the Reporting Persons (collectively, the “Scheduled Persons”), and the principal business address of each Scheduled Person.

(b)

The principal business address of each of BAM, Partners, PF Fund, and Ontario is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario, Canada M5J 2T3. The principal business address of each of BCOMF, BCO Co-Invest (B), OC 538 Offshore, BAM PIC Adviser, BCOF GP, and OC GP is Brookfield Place, 250 Vesey Street, 15th Floor, New York, NY 10281. The principal business address of BCP Bermuda is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

(c)

The principal business of BAM is to own and operate assets with a focus on property, renewable power, infrastructure and private equity. The principal business of Partners is to serve as a holding company. The principal business of BAM PIC Adviser is to serve as an investment manager for a variety of private investment vehicles, including BCOMF, BCO Co-Invest (B) and OC 538 Offshore. The principal business of each of PF Fund, BCOMF, BCO Co-Invest (B) and OC 538 Offshore is to serve as a special purpose entity for the purpose of making certain investments, including investments in the Issuer. The principal business of each of BCOF GP, BCP Bermuda, OC GP and Ontario is to serve as general partner of certain special purpose entities, including BCOMF, BCO Co-Invest (B), OC GP and PF Fund, respectively.

(d)-(e) During the last five years, none of the Reporting Persons and, to the Reporting Persons’ knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Schedules I through VII hereto set forth the citizenships of each of the Scheduled Persons who is a natural person.

The Reporting Persons have agreed to jointly file this Schedule 13D. A Joint Filing Agreement is filed herewith.

ITEM 3. Source and Amount of Funds or Other Consideration.

The disclosure in Item 4 below is incorporated herein by reference.

On June 20, 2016, the Issuer and six of its wholly owned direct or indirect subsidiaries filed a joint voluntary petition for judicial reorganization (recuperação judicial) pursuant to Brazilian bankruptcy law with the 7th Corporate Court of the Judicial District of the State Capital of Rio de Janeiro (the “RJ Court”). On December 20, 2017, a general creditors meeting approved a judicial reorganization plan (the “RJ Plan”). On January 8, 2018, the RJ Court entered an order ratifying and confirming the RJ Plan, according to its terms, but purporting to modify certain provisions of the RJ Plan. The RJ Plan became effective on February 5, 2018. On June 14, 2018, the United States Bankruptcy Court for the Southern District of New York issued an order granting full force and effect the RJ Plan in the United States and for purposes of U.S. law with respect to the Issuer and certain of its subsidiaries. Pursuant to the RJ Plan, the Issuer consummated a capital increase (the “Capital Increase”) of the Issuer, pursuant to which certain eligible holders (the “Qualified Holders”) of bonds issued by the Issuer and certain of its subsidiaries were permitted to surrender such bonds for a mixture of newly issued Common Shares (in the form of American Depositary Shares (“Common Share ADSs”)), newly issued warrants (“Warrants”) (in the form of American Depositary Warrants (“ADWs”)) for the purchase of Common Shares, newly issued bonds issued by the Issuer (“New Notes”), and cash (collectively, the “Qualified Recovery”), based on fixed ratios. Specifically, pursuant to the Qualified Recovery, for every US$1,000 of claims held by a Qualified Holder (“Bondholder Credits”), such Qualified Holder was eligible to receive, subject to rounding, the following:

•	US$195.61 aggregate principal amount of the New Notes;

•	35.82 Common Share ADSs representing 179.08 new Common Shares;

•	2.75 Common Share ADSs representing 13.75 existing Common Shares held by Portugal Telecom International Finance B.V. – Under Judicial Reorganization, a subsidiary of the Issuer;

•	2.75 ADWs representing Warrants to acquire 13.78 Common Shares to be issued in the form of Common Share ADSs; and

•	US$0.01 in cash.

BCOMF, PF Fund and BCO Co-Invest (B), as Qualified Holders, elected to participate in the Qualified Recovery. The Qualified Recovery settled on July 27, 2018. The following table sets forth the sum of Bondholder Credits surrendered by BCOMF, PF Fund and BCO Co-Invest (B), and the consideration received by them pursuant to the Qualified Recovery.

Fund or Managed Account	Bondholder Credits (US$)	Principal of New Notes (US$)	Common Shares[1]	Warrants[2]	Cash (US$)
Brookfield Credit Opportunities Master Fund, L.P.	79,000,000	15,659,000	15,438,130	220,569	1,176
PF Fund Limited Partnership	353,799,449	70,230,000	69,233,155	989,162	2,831
Brookfield Credit Opportunities Co-Invest (B), L.P.	108,541,491	21,688,000	21,382,750	305,501	1,642

Total	541,340,940	107,577,000	106,054,035	1,515,232	5,649

In addition to the consideration received in the Qualified Recovery, the Funds have acquired a total of 17,342,250 Common Shares of the Issuer on the open market (“Purchased Shares”), in the form of ADSs. The source of funds used to purchase the Purchased Shares was cash investments made by the limited partners of the Funds. The following table sets forth the sum of Common Shares received pursuant to the Qualified Recovery and the Purchased Shares for each of the Funds, in all cases received and held in the form of ADSs. Schedule VIII provides additional information with respect to the dates, amounts of securities and prices of such transactions.

Fund or Managed Account	Purchased Shares	Common Shares Received in Qualified Recovery	Total Common Shares[3]
Brookfield Credit Opportunities Master Fund, L.P.	2,125,000	15,438,130	17,563,130
PF Fund Limited Partnership	500,000	69,233,155	69,733,155
Brookfield Credit Opportunities Co-Invest (B), L.P.	13,592,240	21,382,750	34,974,990
OC 538 Offshore Fund, L.P.	1,125,010	—	1,125,010

Total	17,342,250	106,054,035	123,396,285

Warrants

Each Warrant distributed as part of the Qualified Recovery will entitle its holder to subscribe for one Common Share at an exercise price of the equivalent in reais of US$0.01 per Common Share. The Reporting Persons hold their Warrants in the form of ADWs, each representing the right to subscribe for one ADS. Each Warrant will be exercisable at any time, at the sole discretion of the holder, during a period of 90 days (the “Exercise Period”), beginning on the date that is 12 months after the date on which the Warrants are issued, unless the commencement of the Exercise Period is accelerated upon the earliest to occur of the events described below.

[1]	Received in the form of ADSs.
[2]	Received in the form of ADWs.
[3]	Purchased/received and held in the form of ADSs.

If the Issuer calls a general shareholders’ meeting of the Issuer or a meeting of the Issuer’s board of directors to approve the commencement of the rights offering relating to the cash capital increase described in Section 6 of the RJ Plan (“New Money Capital Increase”), Oi will publish a material fact (fato relevante) relating to that meeting at least 15 business days prior to that meeting, in which the Issuer will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of publication of that material fact.

In the event that any transaction occurs that results in the change of the Issuer’s “control” (as such term is defined in the RJ Plan), the Issuer will publish a Material Fact relating to that transaction in which the Issuer will notify holders of Warrants that the Exercise Period relating to the Warrants will commence on the date of the completion of such transaction.

ITEM 4. Purpose of Transaction.

The disclosure in Item 3 above is incorporated herein by reference.

The Funds acquired the Common Shares of the Issuer reported in this Schedule 13D for investment purposes.

The Reporting Persons have and may from time to time in the future communicate their views to other shareholders, management and the board of directors of the Issuer, as well as other persons, regarding various aspects of the Issuer’s governance, business and management.

PF Fund and BCOMF are party to that certain Subscription and Commitment Agreement dated as of December 19, 2017, by and among the Issuer, certain of its subsidiaries and the Investors as defined and listed therein, as amended from time to time (the “Backstop Agreement”). Section 6 of the RJ Plan requires that by no later than February 28, 2019, the Issuer will conduct the New Money Capital Increase, pursuant to which the Issuer will offer its then existing shareholders preemptive rights to subscribe for new Common Shares of the Issuer in the total amount of BRL 4.0 billion, at a price per share calculated by dividing BRL 3.0 billion by the number of the Issuer’s shares outstanding on the business day immediately prior to the New Money Capital Increase. Existing shareholders are not required to participate in the New Money Capital Increase.

Pursuant to the Backstop Agreement, PF Fund and BCOMF agreed to subscribe for, in the aggregate, 9.24% (the “Commitment Percentage”) of any Common Shares that are not purchased by the Issuer’s existing shareholders in the New Money Capital Increase, subject to certain conditions set forth in the Backstop Agreement. Upon consummation of the New Money Capital Increase, pursuant to the Backstop Agreement, PF Fund and BCOMF shall receive a commitment fee equal to the Commitment Percentage multiplied by either (i) 8.0% in U.S. dollars or (ii) 10.0% in the Issuer’s Common Shares, of the total size of the New Money Capital Increase, at the option of PF Fund and BCOMF, subject to certain adjustments and conditions as set forth in the Backstop Agreement.

In addition to the securities received in the Qualified Recovery and the Purchased Shares, the Reporting Persons, may from time to time acquire or dispose of, additional securities of the Issuer.

Other than as described above, none of the Reporting Persons currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. Each of the Reporting Persons intends to evaluate on an ongoing basis their investment in the Issuer and their options with respect to such investment, including a sale of all or a portion of their equity ownership in the Issuer.

ITEM 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D and Item 3 are incorporated herein by reference. Such information is based on 2,150,302,669 Common Shares issued and outstanding as of August 28, 2018, as reported on the Issuer’s Form F-1 filed with the SEC on August 31, 2018.

(c) The information in Item 3 and Item 4 is incorporated herein by reference. Except as set forth in this Schedule 13D, there have been no transactions in the Common Shares of the Issuer effected during the 60 days prior to August 16, 2018 or through the date of this Schedule 13D by any person named in Item 2 hereof.

(d) No person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, any Common Shares.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The disclosure in Item 2, Item 3 and Item 4 is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit	Description

99.1	Agreement Regarding the Joint Filing of Schedule 13D by and among the Reporting Persons

99.2	Subscription and Commitment Agreement dated as of December 19, 2017, by and among the Issuer, certain of its subsidiaries and the Investors as defined and listed therein (incorporated by reference to Exhibit 4.18 to the Issuer’s Form 20-F, filed with the SEC on May 16, 2018)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 27, 2018

BROOKFIELD ASSET MANAGEMENT INC.
/s/ AJ Silber
By: AJ Silber
Title: Vice President
PARTNERS LIMITED
/s/ Brian D. Lawson
By: Brian D. Lawson
Title: President
PF FUND LIMITED PARTNERSHIP
By: 2518154 Ontario Limited, its General Partner
/s/ AJ Silber
By: AJ Silber
Title: Vice President
BROOKFIELD CREDIT OPPORTUNITIES MASTER FUND, L.P.
By: Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President
BROOKFIELD CREDIT OPPORTUNITIES CO-INVEST (B), L.P.
By: Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President
OC 538 OFFSHORE FUND, L.P.
By: Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC, its Investment Manager
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President
BROOKFIELD ASSET MANAGEMENT PRIVATE INSTITUTIONAL CAPITAL ADVISER (CREDIT), LLC
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President

BROOKFIELD CREDIT OPPORTUNITIES FUND GP, LLC
/s/ Anthony Bavaro
By: Anthony Bavaro
Title: Vice President
BROOKFIELD CAPITAL PARTNERS (BERMUDA) LTD.
/s/ Jane Sheere
By: Jane Sheere
Title: Secretary
OC 538 GP, LTD.
/s/ Robert Paine
By: Robert Paine
Title: Director
2518154 ONTARIO LIMITED
/s/ AJ Silber
By: AJ Silber
Title: Vice President

SCHEDULE I

Brookfield Asset Management Inc.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
M. Elyse Allan, Director	P.O. Box 762, Suite 300 Brookfield Place, 181 Bay St. Toronto, Ontario M5J 2T3	Former President and Chief Executive Officer of General Electric Canada Company Inc.	Canada

Jeffrey M. Blidner, Vice Chair	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice Chair of Brookfield	Canada

Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.

Richard (Ric) Clark, Senior Managing Partner	250 Vesey Street, 15th Floor, New York, NY10281-1023	Senior Managing Partner of Brookfield	U.S.A.

Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Corporate Director of Partners Limited	Canada

Marcel R. Coutu, Director	Suite 1700, 335 – 8th Ave. S.W.Calgary, Alberta T2P 1C9	Corporate Director of Brookfield	Canada

J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

Robert J. Harding, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

Maureen Kempston Darkes, Director	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Corporate Director of Brookfield	Canada

Brian D. Lawson, Senior Managing Partner and Chief Financial Officer and Director	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer and Director of Brookfield	Canada

Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada

Youssef A. Nasr, Director	Suite 300, Brookfield Place, 181 Bay Street Toronto, Ontario, Canada M5J 2T3 P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.

Lord Augustine Thomas O’Donnell, Director	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor, TD Bank Group	United Kingdom

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Ngee Huat Seek, Director	501 Orchard Road #08-01 Wheelock Place Singapore 238880	Chairman – Global Logistic Properties, Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singapore

Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor New York, N.Y. 10022	Vice Chair, Solera Capital LLC	U.S.A.

Justin B. Beber, SMP & Chief Legal Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	SMP & Chief Legal Officer	Canada

Murilo Ferreira, Director	Rua General Venâncio Flores 50, Cob 1 Leblon, Rio de Janeiro, Brazil	Director, Former CEO of Vale S.A.	Brazil

Rafael Miranda, Director	C/ Santiago de Compostela 100 28035 Madrid, Spain	Director, Chair, Acerinox	Spain

SCHEDULE II

Partners Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Corporate Director	Canada

J. Bruce Flatt, Director and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada

David W. Kerr, Director	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada

Brian D. Lawson, Director and Chief Financial Officer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada

George E. Myhal, Director	Partners Value Investments LP, 181 Bay Street, Brookfield Place, Suite 210, Toronto, Ontario M5J 2T3, Canada	President and Chief Executive Officer, Partners Value Investments LP	Canada

Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada

Timothy R. Price, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada

Tony E. Rubin, Treasurer	Brookfield Asset Management Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Accountant, Brookfield	Canada

SCHEDULE III

Brookfield Asset Management Private Institutional Capital Adviser (Credit), LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Director, President and Treasurer	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice Chairman and Senior Managing Partner of Brookfield	U.S.A.

David Levenson, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	Canada

Robert Paine, Director	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Portfolio Manager of Brookfield	U.S.A.

Ronald Fisher-Dayn, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Director of Brookfield	U.S.A.

Anthony Bavaro, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Director of Brookfield	U.S.A.

Mark Srulowitz, Secretary	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	U.S.A.

SCHEDULE IV

Brookfield Credit Opportunities Fund GP, LLC

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Barry Blattman, Chairman	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Vice Chairman and Senior Managing Partner of Brookfield	U.S.A.

Anthony Bavaro, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Director of Brookfield	U.S.A.

Andrew Schmidt, Vice President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Sr Vice President of Brookfield	U.S.A.

David Levenson, President	Brookfield Place 250 Vesey Street, 15th Floor New York, NY 10281	Managing Partner of Brookfield	Canada

SCHEDULE V

Brookfield Capital Partners (Bermuda) Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Gregory N McConnie—Director and Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church BB15131, Barbados	President and Chief Executive Officer of Brookfield International Bank Inc.	Barbadian

Gregory E A Morrison—Director and President	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	President of Brookfield Infrastructure Partners Limited	Canadian

James A Bodi—Director	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Chief Executive Officer of Brookfield Bermuda Ltd.	Canadian

Kerry-Ann Cato—Alternate Director to Gregory N McConnie/ Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church BB15131, Barbados	Corporate Secretary and Legal Counsel of Brookfield International Bank Inc	Republic of Trinidad and Tobago

Terry V Gittens—Alternate Director to Gregory E A Morrison/ Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church BB15131, Barbados	Chief Financial Officer of Brookfield International Bank Inc.	Barbadian

Sherry Millar—Vice President	Rendezvous Corporate Center, 2nd Floor, Rendezvous, Christ Church BB15131, Barbados	Financial Controller – Management Services of Brookfield Asset Management (Barbados) Inc.	Barbadian

Jane Sheere	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Manager – Corporate Services of Brookfield Bermuda Ltd.	British Citizen

Anna Knapman-Scott	73 Front Street, 5th Floor, Hamilton HM 12, Bermuda	Operations Manager and Legal Counsel of Brookfield Bermuda Ltd.	British Citizen

SCHEDULE VI

OC 538 GP, Ltd.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Robert Paine Director	250 Vesey Street, 15th Floor New York, NY 10281	Portfolio Manager of Brookfield	U.S.A

John Ackerley Director	Grand Pavilion Commercial Centre, 802 West Bay Road PO Box 30872 Grand Cayman KY1-1204 Cayman Islands	Principal of Carne Group	United Kingdom

Michelle Wilson-Clarke Director	Grand Pavilion Commercial Centre, 802 West Bay Road PO Box 30872 Grand Cayman KY1-1204 Cayman Islands	Principal of Carne Group	Cayman Islands

SCHEDULE VII

2518154 Ontario Limited

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Tomas Corbett Director and President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Senior Vice-President of Brookfield	Canadian

Aleks Novakovic Director and Vice-President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Managing Partner of Brookfield	Canadian

Arin Jonathan Silber Director and Vice-President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Vice-President, Legal Affairs of Brookfield	Canadian

Rami El Jurdi Director and Vice-President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Vice-President, Finance of Brookfield	Canadian

David Grosman Vice-President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Senior Vice-President, Taxation of Brookfield	Canadian

Aaron Kline Vice-President	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Managing Director of Brookfield	Canadian

Simon Chernin Vice-President and Secretary	181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario, M5J 2T3, Canada	Manager, Legal of Brookfield	Canadian

Schedule VIII

TRADING IN SHARES

Between June 17, 2018 and September 27, 2018, the Reporting Persons made the following transactions in the Common Shares of the Company, in all cases in the form of ADSs:

Name	Trade Date	Buy/Sell	No. of Shares	Gross Price	Security
Brookfield Credit Opportunities Co-Invest (B), L.P.	08/15/18	Buy	1,367,250	$3.95	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	08/16/18	Buy	1,250,000	$3.97	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	08/24/18	Buy	3,500,000	$3.55	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	08/28/18	Buy	1,750,000	$3.51	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/05/18	Buy	1,975,000	$3.10	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/06/18	Buy	2,500,000	$3.10	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/07/18	Buy	105,080	$2.98	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/10/18	Buy	144,915	$2.99	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/10/18	Buy	30,275	$2.94	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/11/18	Buy	219,720	$2.84	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/11/18	Buy	125,000	$2.80	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/12/18	Buy	416,665	$2.78	Common Shares
Brookfield Credit Opportunities Co-Invest (B), L.P.	09/12/18	Buy	208,335	$2.79	Common Shares
Brookfield Credit Opportunities Master Fund, L.P.	09/13/18	Buy	2,125,000	$2.80	Common Shares
OC 538 Offshore Fund, L.P.	09/07/18	Buy	105,085	$2.98	Common Shares
OC 538 Offshore Fund, L.P.	09/10/18	Buy	30,280	$2.94	Common Shares
OC 538 Offshore Fund, L.P.	09/10/18	Buy	144,920	$2.99	Common Shares
OC 538 Offshore Fund, L.P.	09/11/18	Buy	219,725	$2.84	Common Shares
OC 538 Offshore Fund, L.P.	09/11/18	Buy	125,000	$2.80	Common Shares
OC 538 Offshore Fund, L.P.	09/12/18	Buy	83,335	$2.78	Common Shares
OC 538 Offshore Fund, L.P.	09/12/18	Buy	41,665	$2.79	Common Shares
OC 538 Offshore Fund, L.P.	09/13/18	Buy	375,000	$2.80	Common Shares
PF Fund Limited Partnership	09/24/18	Buy	500,000	$2.68	Common Shares